10026624

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67321

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Ste. 420
(No. and Street)

Topeka (City) KS (State) 66609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristopher Miller 785-266-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road (Address) Topeka (City) KS (State) 66611-2050 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristopher Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - State of Kansas
LINDA A. SANDERS
My Appt. Exp. 10-11-2011

Signature

President
Title

Linda A. Sanders
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

TANDEM SECURITIES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

TANDEM SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2009 and 2008

TABLE OF CONTENTS

BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcopa.com

The Board of Directors
Tandem Securities, Inc.:

We have audited the accompanying statements of financial condition of Tandem Securities, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tandem Securities, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 25, 2010

TANDEM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 14,640	$ 25,193
Commissions receivable	6,183	2,262
CRD account	139	2,013
Prepaid expenses	13,409	11,407
Property and equipment, net of accumulated depreciation of $ 4,946 and $ 2,748 for 2009 and 2008, respectively	14,524	3,846
Total assets	$ 48,895	$ 44,721
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 2,414	$ 6,472
Commissions payable	5,558	8,543
Total liabilities	7,972	15,015
Stockholder's equity:		
Common stock - no par value; at December 31, 2009 authorized 5,000 shares and at December 31, 2008 authorized 100,000 shares; issued and outstanding 1,000 shares at December 31, 2009 and 2008, respectively	15,000	15,000
Additional paid-in capital	46,140	16,140
Retained earnings (deficit)	(20,217)	(1,434)
Total stockholder's equity	40,923	29,706
Total liabilities and stockholder's equity	$ 48,895	$ 44,721

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 389,299	$ 182,928
Expenses:		
Commissions	330,371	127,081
Professional fees	25,562	21,219
Regulatory fees	13,868	9,507
Payroll expenses	12,594	4,000
Computer expense	12,488	15,922
Licenses	6,697	8,252
Postage and delivery	2,952	2,897
Travel	-	1,529
Dues and subscriptions	-	751
Depreciation expense	2,198	2,198
Associate expenses	782	8,000
Other operating expenses	570	1,224
	408,082	202,580
Net loss	$ (18,783)	$ (19,652)

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2008	$ 15,000	$ 8,940	$ 18,218	$ 42,158
Contributed capital	-	7,200	-	7,200
Net loss	-	-	(19,652)	(19,652)
Balance at December 31, 2008	15,000	16,140	(1,434)	29,706
Contributed capital	-	30,000	-	30,000
Net loss	-	-	(18,783)	(18,783)
Balance at December 31, 2009	$ 15,000	$ 46,140	$ (20,217)	$ 40,923

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (18,783)	$ (19,652)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,198	2,198
Changes in assets and liabilities:		
Commissions receivable	(3,921)	3,801
CRD account	1,874	(1,530)
Prepaid expenses	(2,002)	(11,407)
Accounts payable	(4,058)	(1,235)
Commissions payable	(2,985)	4,603
Accrued expenses	-	(1,094)
Net cash used in operating activities	(27,677)	(24,316)
Cash flows from investing activities:		
Purchase of property and equipment	(12,876)	-
Cash flows from financing activities:		
Additional paid-in capital	30,000	7,200
Net decrease in cash	(10,553)	(17,116)
Cash, beginning of year	25,193	42,309
Cash, end of year	$ 14,640	$ 25,193

See accompanying notes to financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the state of Kansas. A substantial part of commission income is generated through one carrier.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2009 and 2008.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $ 1,000 and a useful life greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Commissions Revenue

Commissions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission earned.

Promotional Costs

Promotional costs including advertising are expensed as incurred. There were no promotional costs incurred during the years ended December 31, 2009 and 2008.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Operating Expenses

The Company has an expense sharing agreement with T & M Financial, Inc. (T&M). T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, and parking. The payroll and benefit expenses for the shared employees was paid by T & M at 75% and 100% for the years ended December 31, 2009 and 2008, respectively.

Income Tax Matters

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Operating Lease

The Company leases software under an operating lease which runs month-to-month and is cancellable at any time. Software lease expense for 2009 and 2008 was $ 7,750 and $ 4,700, respectively.

3 - Property and Equipment

A summary of property and equipment held as of December 31, 2009 and 2008 is as follows:

	2009	2008
Property and equipment	$ 6,594	$ 6,594
Website development in progress (estimated additional cost to complete $ 3,000)	12,876	-
	19,470	6,594
Less accumulated depreciation	(4,946)	(2,748)
	$ 14,524	$ 3,846

4 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2009 were:

Net capital	$ 12,226
Net capital requirements	5,000
Aggregate indebtedness	7,972
Aggregate indebtedness to net capital ratio	.65 to 1

5 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditors' report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

TANDEM SECURITIES, INC.

CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

December 31, 2009

No such liabilities exist at December 31, 2009.

See independent auditors' report.

TANDEM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Aggregate indebtedness - total liabilities	$ 7,972
Net capital:	
Credit items:	
Common stock	$ 15,000
Additional paid-in capital	46,140
Retained earnings (deficit)	(20,217)
	40,923
Debit items:	
Nonallowable assets:	
CRD account	139
Prepaid expenses	13,409
Unallowable commissions receivable	625
Property and equipment, net	14,524
	28,697
Net capital	12,226
Capital requirements	5,000
Capital in excess of requirements	$ 7,226

Ratio of aggregate indebtedness to net capital is .65 to 1.

See independent auditors' report.

TANDEM SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

TANDEM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

TANDEM SECURITIES, INC.

RECONCILIATIONS

December 31, 2009

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2009, as previously filed	$	11,355
Reconciling item:		
Adjustment for prepaid expense		871
Net capital as shown on this report	$	12,226

RESERVE REQUIREMENTS

Not applicable.

See independent auditors' report.